December 30, 2011

Tia L. Jenkins
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Viña Concha y Toro S.A.
Form 20-F for Fiscal Year Ended December 31, 2010
Filed June 30, 2011
File No. 001-13358

Dear Ms. Jenkins,

In my capacity as Chief Financial Officer of Viña Concha y Toro S.A. (“Concha y Toro”, “we” or the “Company”), I transmit for your review this letter that provides the Company’s responses to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) received in the letter dated December 28, 2011 (the “Comment Letter”) regarding the Company’s Annual Report on Form 20-F (“Form 20-F”) for the Fiscal Year Ended December 31, 2010, filed with the Commission on June 30, 2011. This letter is keyed to the headings and comment numbers contained in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response.

Form 20-F for the fiscal year ended December 31, 2010

Notes to the Consolidated Financial Statements, page F-12

Note 3. First-Time Adoption of International Financial Reporting Standards (IFRS), page F-32

1.
We acknowledge your response to our prior comment 1. Please amend your Form 20-F for the year ended December 31, 2010 to include the reconciliation of total comprehensive income as required by paragraph 24(b) of IFRS 1.

We will amend our Form 20-F for the year ended December 31, 2010 to include the reconciliation of total comprehensive income as required by paragraph 24(b) of IFRS 1. We expect to file an amended Form 20-F not later than January 13, 2012.

As requested by the Commission in the Comment Letter, I acknowledge, on behalf of the Company, the following:

a)	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

b)	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

c)	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the Company’s responses to the comments or any other matters, please call me or Andrés Izquierdo, Head of Investor Relations, at (56-2) 476-2738.

Sincerely,

/s/ OSVALDO SOLAR V.
Osvaldo Solar V.
Chief Financial Officer
Vina Concha y Toro S.A.